UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of May 2022

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: May 12, 2022

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2022

Record revenue of $77.2 million; $150m in orders since the beginning of 2022

MIGDAL HAEMEK, Israel – May 12, 2022 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the first quarter ended March 31, 2022.

Highlights of the First Quarter of 2022
•	Record quarterly revenues of $77.2 million; a 35% increase year-over-year;
•	GAAP operating income of $19.5 million; non-GAAP operating income of $22.2 million, representing an operating margin of 25.3% and 28.8% respectively;
•	GAAP net income of $18.4 million and non-GAAP net income of $21.0 million;

Forward-Looking Expectations

Management expects continued growth for the second quarter with revenues to be $77-80 million.

Management Comment

Rafi Amit, Camtek’s CEO commented, “We have started 2022 with strong results and we are continuing to experience an impressive flow of orders. Despite the negative global geopolitical environment and the ongoing COVID-19 implications, specifically the lockdown in Shanghai area, the Company has received orders from China and from other territories of more than $150 million since the beginning of the year. The orders were received from a broad range of customers and will be used for various applications such as Advanced Interconnect Packaging including DRAM, Front End and CIS. This strengthens our expectations for another record year with year-over-year revenue growth of mid to high teens.”

First Quarter 2022 Financial Results

Revenues for the first quarter of 2022 were $77.2 million. This compares to first quarter 2021 revenues of $57.4 million, a growth of 35%.

Gross profit on a GAAP basis in the quarter totaled $39.9 million (51.7% of revenues), up 38% compared to a gross profit of $29.0 million (50.5% of revenues) in the first quarter of 2021.
Gross profit on a non-GAAP basis in the quarter totaled $40.2 million (52.0% of revenues), up 38% compared to a gross profit of $29.1 million (50.7% of revenues) in the first quarter of 2021.

Operating profit on a GAAP basis in the quarter totaled $19.5 million (25.3% of revenues), an increase of 36% compared to an operating profit of $14.4 million (25.1% of revenues) in the first quarter of 2021.
Operating profit on a non-GAAP basis in the quarter totaled $22.2 million (28.8% of revenues), an increase of 42% compared to $15.6 million (27.2% of revenues) in the first quarter of 2021.

Net income on a GAAP basis in the quarter totaled $18.4 million, or $0.39 per diluted share, compared to net income of $13.4 million, or $0.30 per diluted share, in the first quarter of 2021.
Net income on a non-GAAP basis in the quarter totaled $21.0 million, or $0.44 per diluted share, compared to a non-GAAP net income of $14.6 million, or $0.35 per diluted share, in the first quarter of 2021.

Cash and cash equivalents, short-term and long-term deposits, as of March 31, 2022, were $428.3 million compared to $429.9 million as of December 31, 2021. During the first quarter, the Company used net operating cash of $0.4 million, mainly due to a one-time tax payment and the timing of collection.

Conference Call

Camtek will host a video conference call/webinar today via Zoom, May 12, 2022, at 9:00 am ET (16:00 Israel time).

Rafi Amit, CEO, Moshe Eisenberg, CFO and Ramy Langer, COO will host the call and will be available to answer questions after presenting the results.

To participate in the webinar, please register using the following link, which will email the link with which to access the video call:

https://us06web.zoom.us/webinar/register/8116486597123/WN_-FFiSVPcT_C1J-LvZxWSLg

For those wishing to listen via phone, following registration, the dial-in link will be sent.

For those unable to participate, a recording will be available on Camtek’s website at http://www.camtek.com  within a few hours after the call.

A summary presentation of the quarterly results will also be available on Camtek’s website.

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com
This press release contains statements that may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Camtek Ltd. (“we,” “us” and “our”). Forward-looking statements include our expected revenues for the second and third quarter of 2022 and can be identified by the use of words including “believe,” “anticipate,” “should,” “intend,” “plan,” “will,” “may,” “expect,” “estimate,” “project,” “positioned,” “strategy,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Camtek to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Our actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including as a result of the effect of the COVID-19 pandemic on the global markets and on the markets in which we operate, including the risk of the continuation of disruptions to our and our customers’, providers’, business partners’ and contractors’ businesses as a result of the COVID-19 pandemic; our expectations regarding sufficiency of cash on hand; our dependency upon the semiconductor industry and the risk that unfavorable economic conditions or low capital expenditures may negatively impact our operating results; anticipated trends and impacts related to industry component and substrate shortages; the future purchase, use, and availability of components supplied by third parties; impurities and other disruptions to our customers’ operations, which could lower production yields or interrupt manufacturing, and could result in the cancellation or delay of purchase of our products; the highly competitive nature of the markets we serve, some of which have dominant market participants with greater resources than us; the rapid evolvement of technology in the markets in which we operate, and our ability to adequately predict these changes or keep pace with emerging industry standards; the risks relating to the concentration of a significant portion of our business in certain countries in the Asia Pacific Region, particularly China (which is our largest territory), Taiwan and Korea; changing industry and market trends; reduced demand for our products; the timely development of our new products and their adoption by the market; increased competition in the industry; price reductions; and those other factors discussed in our Annual Report on Form 20-F and other documents filed by the Company with the SEC as well as other documents that may be subsequently filed by Camtek from time to time with the SEC.

While we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. In addition, any forward-looking statements represent Camtek’s views only as of the date of this press release and should not be relied upon as representing its views as of any subsequent date. Camtek does not assume any obligation to update any forward-looking statements unless required by law.

This press release provides financial measures that exclude: (i) share based compensation expenses; and  (ii) tax settlement expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

CAMTEK LTD. and its subsidiaries

Consolidated Balance Sheets

(In thousands)

	March 31,	December 31,
	2022	2021
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	76,254	241,943
Short-term deposits	307,000	156,000
Trade accounts receivable, net	72,489	57,825
Inventories	63,844	58,759
Other current assets	6,913	5,653

Total current assets	526,500	520,180

Long-term deposits	45,000	32,000
Long term inventory	5,238	5,150
Deferred tax asset, net	187	227
Other assets, net	311	190
Property, plant and equipment, net	28,823	25,400
Intangible assets, net	595	610

Total non-current assets	80,154	63,577

Total assets	606,654	583,757

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	37,883	33,550
Other current liabilities	52,941	56,137

Total current liabilities	90,824	89,687

Long term liabilities
Other long-term liabilities	6,224	5,800
Convertible notes	194,936	194,643
	201,160	200,443

Total liabilities	291,984	290,130

Commitments and contingencies

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at March 31, 2022 and at December 31, 2021;
45,974,069 issued shares at March 31, 2022 and 45,939,019 at December 31, 2021;
43,881,693 shares outstanding at March 31, 2022 and 43,846,643 at December 31, 2021	172	172
Additional paid-in capital	179,247	176,582
Retained earnings	137,149	118,771
	316,568	295,525
Treasury stock, at cost (2,092,376 as of March 31, 2022 and December 31, 2021)	(1,898)	(1,898)

Total shareholders' equity	314,670	293,627

Total liabilities and shareholders' equity	606,654	583,757

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	U.S. dollars (In thousands)

Revenues	77,166	57,352	269,659
Cost of revenues	37,308	28,375	132,315

Gross profit	39,858	28,977	137,344

Operating expenses:
Research and development	7,677	5,478	23,473
Selling, general and administrative	12,655	9,100	42,973

Total operating expenses	20,332	14,578	66,446

Operating profit	19,526	14,399	70,898

Financial income, net	633	386	1,030

Income before incomes taxes	20,159	14,785	71,928

Income tax expense	(1,781)	(1,425)	(11,651)

Net income	18,378	13,360	60,277

Basic net earnings per share	0.42	0.31	1.38

Diluted net earnings per share	0.39	0.30	1.34

Weighted average number of ordinary shares outstanding:

Basic	43,852	43,289	43,644

Diluted	48,146	44,478	45,035

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Three months ended March 31,		Year ended December 31,
	2022	2021	2021
	U.S. dollars		U.S. dollars
Reported net income attributable to Camtek Ltd. on GAAP basis	18,378	13,360	60,277
Tax settlement (1)	-	-	5,305
Share-based compensation	2,665	1,211	5,815
Non-GAAP net income	21,043	14,571	71,397

Non –GAAP net income per share, basic and diluted	0.44	0.33	1.59
Gross margin on GAAP basis	51.6%	50.5%	50.9%
Reported gross profit on GAAP basis	39,858	28,977	137,344
Share-based compensation	302	128	653
Non- GAAP gross margin	52.0%	50.7%	51.2%
Non-GAAP gross profit	40,160	29,105	137,997

Reported operating income attributable to Camtek Ltd. on GAAP basis	19,526	14,399	70,898
Share-based compensation	2,665	1,211	5,815
Non-GAAP operating income	22,191	15,610	76,713

(1)
In February 2022 the Company reached a settlement with the Israeli Tax Authorities and in the financial statements for the year ended December 31, 2021, recorded a one-time tax expense in respect of its historical exempt earnings.